SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               --------------


                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 3 )*
                                          ---

                         Trigen Energy Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 895930105
               ----------------------------------------------
                               (CUSIP Number)

                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                        Attn: Sanford Krieger, Esq.
                               (212) 859-8000
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             September 20, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 11 Pages)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895930105                       13D             Page 2 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Suez Lyonnaise des Eaux

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,507,944

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,507,944

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,507,944

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 895930105                       13D             Page 3 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Elyo S.A.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,507,944

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,507,944

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,507,944

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 895930105                       13D             Page 4 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Cofreth American Corporation          51-0262996

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,870,670

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,870,670

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,870,670

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.4%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 895930105                       13D             Page 5 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Compagnie Parisienne de Chauffage Urbain

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,637,274

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,637,274

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,637,274

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This  Amendment  No. 3 amends and  supplements  the report on Schedule
13D, as amended (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Trigen Energy Corporation, a Delaware corporation (the "Company"), previously filed by Suez Lyonnaise des Eaux, Elyo S.A. ("Elyo"), Cofreth American Corporation and Compagnie Parisienne de Chauffage Urbain. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


ITEM 2.  Identity and Background
         -----------------------

Item 2 is hereby amended and supplemented as follows:

         (a)  Name

              Societe Generale De Belgique

         (b)  Business Address

              Societe Generale De Belgique
              Rue Royale 30
              B - 1000 Brussels
              Belgium

ITEM 4.  Purpose of the Transaction
         --------------------------

Item 4 is hereby amended and supplemented as follows:

     On September 20, 1999, Elyo announced that it had submitted a proposal (the "Proposal") to the Board of Directors of the Company to acquire all of the Company's outstanding Common Stock for $22.00 per share in cash. It is expected that the Proposal will be referred to a special committee of directors of the Board of Directors of the Company. A copy of the press release issued by Elyo on September 20, 1999 is filed herewith as Exhibit
99.1 and is incorporated by reference herein.

ITEM 5.     Interest in Securities of the Issuer
            ------------------------------------

Item 5 is hereby amended and supplemented as follows:

            (a) In 1999, Lyonnaise transferred all of its interest in Elyo to its substantially wholly owned subsidiary, Societe Generale De Belgique.





                             Page 6 of 11 Pages

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit Number         Title
--------------         -----

99.1                   Press Release of Elyo, dated September 20, 1999

















                             Page 7 of 11 Pages

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 1999        SUEZ LYONNAISE DES EAUX



                                  By:  /s/ Michel Bleitrach *
                                      -----------------------
                                      Name:  Michel Bleitrach
                                      Title: Attorney-in-fact


                                  ELYO S.A.



                                  By: /s/ Jean-Daniel Levy
                                      -----------------------
                                      Name:  Jean-Daniel Levy
                                      Title: Chief Executive Officer


                                  COFRETH AMERICAN CORPORATION



                                  By: /s/ Olivier Degos     *
                                      -----------------------
                                      Name:  Olivier Degos
                                      Title: Attorney-in-fact



                                  COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN


                                  By: /s/ Michel Caillard   *
                                      -----------------------
                                      Name:  Michel Caillard
                                      Title: Attorney-in-fact




                      *See attached Powers of Attorneys





                             Page 8 of 11 Pages

                              Power of Attorney

     COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN hereby authorizes Michel BLEITRACH, Jean-Daniel LEVY, Michel CAILLARD and Olivier DEGOS, each acting individually to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.



                                  COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN


                                  By: /s/ Erminio Tonoli
                                      ----------------------
                                      Name:  Erminio TONOLI
                                      Title: Directeur General



Date: September 21, 1999





                             Page  9 of 11 Pages

                              Power of Attorney

     SUEZ LYONNAISE DES EAUX hereby authorizes Michel BLEITRACH, Jean-Daniel LEVY, Olivier DEGOS and Michel CAILLARD, each acting individually to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.



                                       SUEZ LYONNAISE DES EAUX


                                       By: /s/ Philippe de Margerie
                                           ----------------------------
                                           Name:  Philippe de MARGERIE
                                           Title: Senior Vice president-
                                                  General Counsel




Date: September 21, 1999







                            Page 10 of 11 Pages

                              Power of Attorney

     COFRETH AMERICAN CORPORATION hereby authorizes Michel BLEITRACH, Olivier DEGOS and Michel CAILLARD, each acting individually to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.



                                  COFRETH AMERICAN CORPORATION


                                  By: /s/ Jean-Daniel Levy
                                      -----------------------
                                      Name:  Jean-Daniel LEVY
                                      Title:  Chairman and CEO




Date: September 21, 1999






                            Page 11 of 11 Pages